February 23, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng
Jeffrey Werbitt

Re:	Brocade Communications Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-25601
Filed on February 12, 2007
Ladies and Gentlemen:
     On behalf of Brocade Communications Systems, Inc., a Delaware corporation (the Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 20, 2007 (the “Comment Letter”) regarding the Company’s preliminary proxy statement on Schedule 14A. Page references herein refer to the page numbers in the amended Proxy Statement (the “Proxy Statement”) filed concurrently with this letter, copies of which accompany this letter. For ease of reference, we have repeated below each of the Staff’s comments in the Comment Letter, which comments are set forth in italic type.
Schedule 14A
Proposal Two: Reverse/Forward Stock Split
1.	We note that because your do not intend to reduce the number of authorized shares the reverse/forward split will have the effect of increasing the number of authorized and unissued shares. In this regard, please disclose (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number of shares authorized and unreserved before the reverse/forward split and an estimated range for each category after the reverse/forward split.

In response to the Staff’s comment, we have revised the Proxy Statement to include the requested disclosures. Please see page 17 of the Proxy Statement.

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

2.	It appears that a significant number of additional shares will be authorized and unissued as a result of the reverse/forward split. Please state whether you have any plans, proposals or arrangements to issue those shares. If you have no current plans, please provide a representation in the proxy statement to that effect.

In response to the Staff’s comment, we have revised the Proxy Statement to include a representation that the Company has no current plans, proposals or arrangements to issue the additional authorized and unreserved shares other than under the Company’s current stock plans. Please see page 22 of the Proxy Statement.
Effect of the Reverse/Forward Split on Brocade
3.	We note from your disclosure in the Form 10-K for the fiscal year ended October 28, 2006 that there were 621 holders of record of your common stock as of December 12, 2006. Please tell us as of the most recent date the number of shareholders of record of your common stock you currently have. Disclose the minimum number of record shareholders that you expect to have following the reverse split.

In response to the Staff’s comment, we have revised the Proxy Statement to include the requested disclosures. Please see page 17 of the Proxy Statement.

In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would greatly appreciate receiving your response as soon as reasonably practicable.

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

Please do not hesitate to contact Bradley L. Finkelstein at (650) 565-3514 or Tyler Wall at (408) 333-5547 with any questions regarding our responses to your comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc: Tyler Wall, Esq., Brocade Communications Systems, Inc.